For Immediate Release	Contact:	Investor Relations at
Janel World Trade
(404) 261-1196
IR_Janelgroup.net

JANEL WORLD TRADE LTD. REPORTS THIRD QUARTER REVENUE OF $22.5 MILLION - UP 7% FROM THIRD QUARTER 2010

REVENUE INCREASES 25% TO $71M FOR THE NINE MONTHS OF FISCAL 2011 VERSUS THE PRIOR YEAR

JAMAICA, NY – August 15, 2011 -- Janel World Trade, Ltd. (OTC BB:  JLWT), a full-service global provider of integrated transportation logistics and vertically integrated supply chain services in the food industry, announced today financial results for the three and nine months ending June 30, 2011.

Third Quarter Results

For the three months ending June 30, 2011, Janel reported revenue of $22,476,995, an increase of $1,472,292 or up 7.0% compared to the three months ended June 30, 2010.

For the three months ending June 30, 2011, the Company reported a net loss available to common shareholders of $(251,374) or $(0.011) per fully diluted share, down from the prior year reported net income available to common shareholders of $166,635, or $0.009 per fully diluted share.

Fiscal Year to Date Nine Month Results

For the nine months ending June 30, 2011, Janel reported revenue of $71,612,621, an increase of $14,339,031 or up 25.0% compared to the nine months ended June 30, 2010.

For the nine months ending June 30, 2011, the Company reported a net loss available to common shareholders of $(390,575) or $(0.017) per fully diluted share, down from the prior year reported net income available to common shareholders of $215,182, or $0.012 per fully diluted share.

Review and Outlook

 “Taking into account that our third quarter includes the start up costs of approximately $142,205 on a pre-tax basis associated with our new Food industry segment, the results were disappointing for the quarter ended June 30, 2011” said James N. Jannello, Executive Vice President and Chief Executive Officer. “We experienced weaker than expected freight volumes from most of our customers when compared to the prior year, and the bulk of the increase in volume that we did see was from our larger customers, but it was at a higher cost of sales than the prior year.  So the net impact of the revenue increase to us did not fall to our bottom line.  During the quarter we launched our new operating division which is focused on vertical integrated supply chain services primarily in the food industry.  As previously announced, the division has already signed a long term agreement with its first customer to handle all supply chain services.  We expect this new division to substantially contribute to our overall gross profit margins in the future.”

Jannello continued, “Looking ahead, we expect improvement in our financial results for the last quarter and balance of 2011.  With our new operating division focused on vertical supply chain services, our recent asset acquisition of Ferrara International Logistics and our core logistics business units performing better as we enter the higher shipping season with our customers and our expectation that our customers will report improvement in their respective businesses and the addition of new customers, we expect to report improvement in both our revenues and bottom line."

Jannello concluded, “We are excited about the significant profit potential in our new operating division catering to the food industry.  By being involved from the production to the selling of food products, Janel will be realizing higher gross profit margins compared to just capturing the logistics portion of the distribution channel.  We look forward to returning our core business to profitability and building our food distribution network with the attractive gross profit margins.”

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IRInfo@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics; including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services; and a provider of vertically integrated supply chain services in the food industry.  With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta) and a network of independent international agents in approximately 52 countries, the Company provides the comprehensive logistics services and technology necessary to handle its customers' shipping needs throughout the world.  Cargo can be transported via air, sea or land, and Janel's national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States.  Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.'s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTC Bulletin Board under the symbol "JLWT". Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company's dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:
Investor Relations
Janel World Trade
(404) 261-1196
IR_Janelgroup.net

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	June 30,		June 30,
	2011	2010	2011	2010

REVENUES	$22,476,995	$21,004,703	$71,612,621	$57,273,590

COST AND EXPENSES:
Forwarding expenses	20,126,918	18,631,762	64,325,598	50,911,782
Selling, general and administrative	2,616,778	1,952,095	7,514,229	5,673,199
Depreciation and amortization	97,407	61,557	277,005	183,252
TOTAL COSTS AND EXPENSES	22,841,103	20,645,414	72,116,832	56,768,233

OPERATING (LOSS) INCOME	(364,108)	359,289	(504,211)	505,357

OTHER ITEMS:
Interest and dividend income	945	1,122	3,132	3,928
Interest expense	(32,461)	(24,980)	(105,246)	(79,807)
TOTAL OTHER ITEMS	(31,516)	(23,858)	(102,114)	(75,879)

(LOSS) INCOME BEFORE INCOME TAXES	(395,624)	335,431	(606,325)	429,478

Income taxes (credits)	(148,000)	165,000	(227,000)	203,000

NET (LOSS) INCOME	$(247,624)	$170,431	$(379,325)	$226,478

Preferred stock dividends	3,750	3,796	11,250	11,296

NET (LOSS) INCOME AVAILABLE TO
COMMON SHAREHOLDERS	$(251,374)	$166,635	$(390,575)	$215,182

OTHER COMPREHENSIVE INCOME NET OF TAX:
Unrealized gain (loss) from available for sale securities	$97	$(6,429)	$8,526	$(2,157)

Basic earnings (loss) per share	$(0.012)	$0.009	$(0.019)	$0.012
Fully diluted earnings (loss) per share	$(0.011)	$0.009	$(0.017)	$0.012
Basic weighted average shares outstanding	20,982,192	18,350,557	20,851,714	18,136,729
Fully diuted weighted average shares outstanding	22,617,442	18,750,557	22,762,715	18,536,729

See notes to these consolidated financial statements included in the Company's Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2011	September 30, 2010
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$575,651	$1,354,912
Accounts receivable, net of allowance for doubtful
accounts of $185,270 and $106,987, respectively	6,474,836	6,841,607
Inventory	207,395	-
Marketable securities	63,571	54,748
Loans receivable - officers	95,389	97,092
- other	-	583
Prepaid expenses and sundry current assets	151,606	96,608
TOTAL CURRENT ASSETS	7,568,448	8,445,550

PROPERTY AND EQUIPMENT, NET	388,992	111,478

OTHER ASSETS:
Intangible assets, net	3,342,412	1,714,702
Security deposits	97,188	53,688
Deferred income taxes	1,194,000	1,017,000
TOTAL OTHER ASSETS	4,633,600	2,785,390

TOTAL ASSETS	$12,591,040	$11,342,418
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Note payable - bank	$951,335	$951,335
Accounts payable - trade	4,893,143	4,516,547
Accrued expenses and taxes payable	343,978	564,386
Current portion of long-term debt	126,908	581,019
Note payable - related party	227,428	-
TOTAL CURRENT LIABILITIES	6,542,792	6,613,287

LONG-TERM DEBT	317,124	13,889
NOTE PAYABLE - RELATED PARTY	835,556	-
DEFERRED COMPENSATION	78,568	78,568
TOTAL OTHER LIABILITIES	1,231,248	92,457

STOCKHOLDERS' EQUITY	4,817,000	4,636,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,591,040	$11,342,418

See notes to these consolidated financial statements included in the Company's Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
EBITDA RECONCILIATION WITH GAAP
(UNAUDITED)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	June 30,		June 30,
	2011	2010	2011	2010

Net (loss) income per financial statement	$(247,624)	$170,431	$(379,325)	$226,478
Interest expense	32,461	24,980	105,246	79,807
Interest and dividend (income)	(945)	(1,122)	(3,132)	(3,928)
Income tax expense (credits)	(148,000)	165,000	(227,000)	203,000
Depreciation	26,644	21,294	64,716	62,463
Amortization	70,763	40,263	212,289	120,789

EBITDA (Earnings before interest, taxes
depreciation and amortization)	$(266,701)	$420,846	$(227,206)	$688,609